Bryn Mawr Bank Corporation

801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010

November 21, 2007

FILED VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

U.S. Securities & Exchange Commission

Washington, DC 20549

Re:	Bryn Mawr Bank Corporation
Form 10-K for the period ended December 31, 2006
File No. 0-15261

Dear Mr. West:

This letter is in response to your comment letter dated October 30, 2007 in which you reviewed the Form 10-K filed by Bryn Mawr Bank Corporation (“BMBC” or “Company”) with the Commission on March 13, 2006. For your convenience, the comments from your letter are repeated below in italics. The Company’s responses appear after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exhibit 13, Management’s Discussion and Analysis

Interest Rate Sensitivity, page 8

1. SEC Comment: We note you purchased a $25 million notional, prime-rate based, three-year interest rate floor in April 2006 to mitigate the impact on earnings of anticipated declining rates over the next three years. Please provide us with the following additional information:

•	tell us how you account for the interest rate floor, citing the specific literature you use to support your accounting treatment;

•

if you use the interest rate floor in a designated hedging relationship, please clearly identify the type of hedge (cash flow, fair value, etc.), the hedged items and the documented risk being hedged and describe the method you use to assess effectiveness;

•	tell us how your accounting treatment has impacted your financial statements; and

•	quantify the fair value of the interest rate floor at December 31, 2006.

Mr. Hugh West

November 20, 2007

BMBC Response Item 1 Interest Rate Floor:

Paragraph 6 of FASB Statement No. 133, as amended, (“Statement 133”) defines derivatives as “a financial instrument or other contract with all three of the following characteristics:

a.	It has (1) or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b.	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

The $25 million notional interest rate floor BMBC purchased in April 2006 (three year term with a 7.50% prime rate floor) meets the definition of a derivative under Statement 133.

BMBC purchased this derivative as a freestanding derivative and it is not – and has not been – designated as a derivative hedging instrument. Accordingly, we account for this derivative under paragraphs 17 and 18.a of Statement 133.

BMBC paid 62 basis points or $155 thousand (0.62% times $25 million) and initially recorded this amount in other assets. The carrying amount of the derivative is adjusted at each month to its then fair value. Changes in fair value are recorded in current earnings and are reflected as other operating income or other expense (depending on whether changes in fair value are gains or losses, respectively).

The historical carrying amounts included in other assets are shown in the Table A – Statement of Condition. The amounts included in other income and other expense are shown in Table B – Other Operating Expenses and Other Operating Income. BMBC considered the financial statement impact of these amounts on our historical financial statements to be immaterial.

Table A – Statement of Condition

Balance Sheet Date	Amount Included in Other Assets at Fair Value
April 24, 2006	$155,000
June 30, 2006	$102,000
September 30, 2006	$178,000
December 31, 2006	$126,000

Mr. Hugh West

November 20, 2007

Table B – Other Operating Expenses and Other Operating Income

	Amounts Included In:
Quarter Ended	Other Operating Expenses	Other Operating Income	Net
June 30, 2006	$53,000	$—	$53,000
September 30, 2006	(53,000)	23,000	(76,000)
December 31, 2006	29,000	(23,000)	52,000

	$29,000	$0	$29,000

BMBC’s December 31, 2006 Management’s Discussion and Analysis (“MD&A”) page 8 Summary of Interest Rate Simulation contained certain information regarding the interest rate floor. The Company believes that the addition of an accounting policy to the notes to the consolidated financial statements will clarify BMBC’s accounting policy for this derivative. Accordingly, the following footnote will be added to the Summary of Significant Accounting Policies in the December 31, 2007 10-K and, as appropriate, future filings:

Interest Rate Floor – The Corporation accounts for derivatives under FASB Statement No. 133 “Accounting for Derivative Instruments on Hedging Activities,” as amended. The Corporation records interest rate floors, which are not used as hedging instruments, at fair value on the balance sheet as part of other assets. Changes in the fair value of the interest rate floor are recorded in current earnings as other operating income or other operating expense, depending on whether the net change in value for the applicable period was a gain or loss.

Non-Interest Income, page 11

2. SEC Comment: We note the significance of wealth management fees to your total revenues and the related Risk Factor (on page 8 of your Form 10-K). To help an investor understand the changes in assets under management and how those changes impact your wealth management fee revenues, please separately quantify, in your future filings, the changes in assets under management attributable to customers’ net cash flows and changes in the market value of the portfolio. Provide us with your proposed future disclosure.

BMBC Response Item 2 Wealth Revenue:

You have suggested that the Company quantify and, in future filings, disclose the net cash flows and changes in market value of the portfolio of assets under management and administration to assist readers of our financial statements better understand changes in Wealth Management fee revenue.

Mr. Hugh West

November 20, 2007

In considering the Company’s response to this comment, we noted that certain other financial institutions include such disclosures. The Company has historically not included such information because BMBC does not presently have a process in place to capture such information and because such information is not required to be disclosed in order for our filings and financial statements to conform to the form and content required by U.S. generally accepted accounting principles that apply to BMBC.

We note that other institutions’ disclosures include information in tabular format similar to the below:

(Dollars in thousands)
Wealth Management Assets Under Administration
Balance at beginning of period	$	xxx,xxx
Net market appreciation and income	$	xxx,xxx
Net customer cash flows	$	xxx,xxx
Balance at end of period	$	xxx,xxx

Conceptually, we believe this type of disclosure would comply with your request and will research the requirements necessary to produce this information. Until the Company develops this information, we will, as has been done in the past, provide certain narrative commentary on cash flows from market appreciation and customer cash flows when considered by BMBC to be appropriate.

An example of such narrative commentary is BMBC’s disclosure of the quantification of specific revenue and assets under management and administration for pertinent periods related to an expected loss of a significant institutional Wealth Management client appearing on pages 16 and 22 of our March 31, 2007 10-Q filing with the SEC; on page 30 of our June 30, 2007 10-Q filing with the SEC; and on page 27 of our September 30, 2007 10-Q filing with the SEC.

Consolidated Financial Statements

Note 1- Summary of Significant Accounting Policies

SAB 108, page 26

General

3. SEC Comment: Please tell us when the identified errors arose and confirm that they had previously been considered immaterial. Refer to Interpretive Response 3 of SAB 108.

BMBC Response Item 3 Note 1 Summary of Significant Accounting Polices – SAB 108:

You have asked when the identified errors arose and have asked us to confirm that the amounts were previously considered immaterial. BMBC’s response below addresses your questions in two parts as follows:

Mr. Hugh West

November 20, 2007

Part A – Wealth Management Fees and Part B – Accrued Expenses.

A. Wealth Management Fees:

1.	The disclosure of adoption of SAB 108 in our 2006 Form 10-K about the manner in which BMBC previously recorded wealth management fees on a one month delay did not specify a time period because BMBC intended to convey to readers of our financial statements that this prior practice dated back for a considerable period of time, at least 10 years and possibly much longer, and therefore the related error arose over many accounting periods.

2.	The Company’s materiality analysis of its prior accounting practice included an evaluation dating back to 2003 [using 2002 year-end data] to quantify the impact on prior financial statements using the period end balance sheet [“Iron Curtain” method] and the related periods’ income statement [“Rollover” method]. In considering these effects, we noted that BMBC recorded 12 months of related revenue in each year for which we considered the materiality of our prior accounting practice.

This analysis was completed by BMBC in the prior year and was updated at the date BMBC adopted SAB 108.

3.	The Company’s analysis concluded that the effect of the misstatement [2003 through 2006] was not material to:

a)	the period end balance sheets using the “Iron Curtain” method [wealth management receivable not recorded compared to the period end consolidated balance sheet] and

b)	the income statements for 2003—2006 using the “rollover approach” [the change in the wealth management fee receivable compared to total wealth management fees recorded for the year and compared to pretax income]

B. Accrued Expenses:

1.	The disclosure of adoption of SAB 108 in our 2006 Form 10-K about the manner in which the Company previously recognized the expense associated with certain recurring monthly expenses such as telephone, electricity and water on a cash basis used the term “historically” to convey to readers of our financial statements that this prior practice dated back for a considerable period of time, at least 10 years and possibly much longer, and therefore the related error arose over many accounting periods.

2.	BMBC prepared workpapers using 2005 and 2006 data to determine the balance sheet and income statement impact of the error associated with our prior accounting practice using the “iron curtain “ and “rollover “ methods.

Mr. Hugh West

November 20, 2007

3.	The Company’s analysis concluded that the effect of the misstatement was not material to:

a.	the period end balance sheets using the “Iron Curtain” method [ accrued expenses not recorded compared to the period end consolidated balance sheet]; and

b.	the applicable year’s income statement using the “rollover approach” [the change in the amount of accrual from year to year compared to total non –interest expenses recorded for the year and compared to pretax income].

Wealth Management Fees

4. SEC Comment: We note your disclosure that in prior periods certain wealth management fees were recorded in the month billed and not the month earned and the cumulative impact of this error was corrected upon the adoption of SAB 108 . We also note your revenue recognition accounting policy on page 24 (which remained unchanged from your December 31, 2005 Form 10-K) which indicates that with the exception of non-accrual loans and leases, all sources of income are recognized on an accrual basis. Please confirm that, in accordance with your accounting policy, you currently recognize revenues from wealth management fees when earned.

BMBC Response Item 4 Wealth Management Fees:

The Company currently records all revenues from wealth management fees when earned using the accrual method of accounting.

Accrued Expenses

5. SEC Comment: Please confirm that you currently recognize accrued expenses on an accrual, rather than “cash” basis.

BMBC Response Item 5 Accrued Expenses:

The Company currently records all expenses including certain recurring monthly expenses on the accrual method of accounting.

Mr. Hugh West

November 20, 2007

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been fully responsive to your comment letter. Please feel free to contact me with any further comments.

Sincerely,

By:	/s/ J. Duncan Smith
J. Duncan Smith
Executive Vice President and
Chief Financial Officer
Direct Dial 610-526-2466
Fax 610-520-0727